Progressive Wealth Management Since 1990

Shareholder Rebuttal to Microsoft Corporation Opposition Statement

Regarding “Implementation of Public Commitment”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Microsoft Signed a Pledge to Address Fair Chance Hiring.

It Risks Corporate Value by Failing to Fulfill this Commitment.

Shareowners are encouraged to vote FOR Shareholder Proposal 4:

RESOLVED: Shareholders request that the Board of Directors prepare a report on how implementation of Microsoft's commitment to the Fair Chance Business Pledge ("the Pledge") has advanced progress toward eliminating racial discrimination at Microsoft. The report, prepared at reasonable cost and omitting proprietary information and published publicly within one year, should evaluate the risk of racial discrimination that may result from the use of criminal background checks in hiring and employment decisions.

In 2015, Microsoft signed onto a commitment to “provid[e] individuals with criminal records, including formerly incarcerated individuals, a fair chance to participate in the American economy.”1 Since that time, the Proponent believes that the Company has not prioritized the issue or fulfilled its commitments, failures that could harm shareholder value.

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1 https://obamawhitehouse.archives.gov/issues/criminal-justice/fair-chance-pledge#section-352871

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The Proponent urges shareholders to vote YES on Shareholder Proposal 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The White House Fair Chance Business Pledge committed company signatories to take action that would promote hiring and employment of people with criminal records. It included baseline standards such as “banning the box” and training human resources staff on making fair decisions regarding applicants with criminal records, but also other practices like creating internships and job fairs for applicants with criminal records. “Ban the Box” is the removal of a question on job applications that asks whether the applicant has a conviction record. States and cities have been taking this action since 1998 and in December 2021 all federal contractors will be banned from asking about criminal history before extending a conditional offer of employment.2

The Proponent believes that since signing the White House’s Fair Chance Business Pledge, the Company has made no concerted efforts to improve upon its recruitment statistics of people with criminal records nor to measure applicant outcomes of that population. Microsoft’s statement that it has taken actions such as delaying background checks until after conditional offers of employment are merely the company taking action that is already required by at least 12 states and the District of Columbia,3 and very soon would be required of the Company due to its status as a federal contractor. 4 The Proponent asserts that these actions do not fulfill the spirit of the Pledge that seeks innovative action to employ people with criminal records.

Recruiting from this population could be good for business and the economy.

The existence of a criminal record in a job applicant’s history does not preclude them from achieving excellence in our company. In fact, research indicates that formerly incarcerated individuals can be more loyal, motivated, and hardworking. There are several examples of these successes:

Dave’s Killer Bread, a manufacturer of organic bread that is now owned by Flowers Foods, is a well-established second chance employer. According to a 2015 study by Portland State University that compared employees at Dave’s Killer Bread over a three-year-period, people with criminal backgrounds outperformed those without in three categories: attendance, policy, and behavioral violations. Additionally, employees with a background were promoted faster.5

Nehemiah Manufacturing, a Cincinnati-based manufacturer of consumer goods, has become an enthusiastic second chance employer in part due to the success of its second chance hires. Eighty to eighty-five percent of its workforce is comprised of second chance employees and the company reports a low 15% turnover rate (far below the industry average).6 Nehemiah “attests that their hard-to-hire employees who appreciate the second chance become their most loyal and hard-working employees.”7

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2 https://banthebox.net/what-is-ban-the-box/

3 https://www.ncsl.org/research/civil-and-criminal-justice/ban-the-box.aspx

4 https://banthebox.net/what-is-ban-the-box/

5 https://www.honestjobs.co/post/myth-hiring-people-with-criminal-records-will-result-in-underperformance

6 https://www.greaterohio.org/good-ideas/nehemiah-industries

7 https://www.greaterohio.org/good-ideas/nehemiah-industries

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The Proponent urges shareholders to vote YES on Shareholder Proposal 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

JPMorgan Chase & Co., a large multinational bank headquartered in the U.S. and a leader of the Second Chance Business Coalition, has increased its recruitment strategy to hire more people with criminal records. JPMorgan reports that as a result of its efforts on fair chance hiring, “in 2020, over 2,100 people with criminal backgrounds were hired – approximately 10 percent of JPMorgan Chase’s new hires in the U.S.”8

Johns Hopkins Health reported in 2019 that of the “2,292 candidates with criminal histories hired over the last six years at Johns Hopkins Health, only one ended up being a problematic termination.”9 Furthermore, Johns Hopkins “conducted a study of 79 employees with more serious criminal records for 3-6 years after their hiring date. At the end of the study period 73 individuals were still employed and only one was fired.”10

Even the U.S. Chamber of Commerce (the “Chamber”) has set forth the business case to promote second chance employment. In a comprehensive report from this year, the Chamber estimates that $78–$87 billion is lost annually in GDP due to excluding formerly incarcerated job seekers from the workforce.11 According to the report, these losses come from loss of greater purchasing power, decreased sales and payroll taxes, and loss of improved public safety due to lower recidivism. This report offers even more examples of second chance hires being more motivated and loyal, including a wine company that discovered that its annual employee turnover was on average 12.2% lower for employees with criminal records than those without. Through a program the company adopted to recruit employees with criminal records, it cut down its turnover by more than half.

Fair chance hiring is a racial equity and DEI (diversity, equity, and inclusion) issue and is directly tied to the Company’s own goals and initiatives.

In 2021, the U.S. Equal Employment Opportunity Commission (EEOC) issued Enforcement Guidance for Title VII of the Civil Rights Act of 1964 that updates its policies regarding criminal conviction discrimination. This Guidance refers to data on the fact that “African Americans and Hispanics are arrested at a rate that is 2 to 3 times their proportion of the general population” and it also notes that “[n]ational data supports a finding that criminal record exclusions have a disparate impact based on race and national origin.” [Emphasis added.] Due to the disproportionate impact of arrests and convictions on Black and Latinx people in the U.S., the issue of fair chance hiring is distinctly tied to systemic racism and discrimination in hiring.

In fact, studies have shown that the existence of a criminal record can reduce job callbacks by at least 27% overall, while Black American men see a 65% reduction in job callbacks if they have a criminal record. Unemployment for formerly incarcerated white men is 14% higher than the general population but 37% higher for Black women.12 Inability to find gainful employment or sufficient employment have long-term effects on individuals’ or families’ trajectories towards wealth or poverty. Bias against formerly incarcerated people of color exacerbates existing racial disparities and increases economic inequality between racial groups. This exacerbation can lead to greater economic instability, reduced spending power, loss of GDP, and higher risk of re-incarceration.

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8 https://www.jpmorganchase.com/news-stories/jpmc-expands-second-chance-hiring-efforts-in-columbus

9 https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/hiring-people-with-criminal-backgrounds-is-easier-than-you-think.aspx

10 https://www.ilr.cornell.edu/work-and-coronavirus/employer-best-practices/9-myths-about-hiring-people-criminal-records

11 https://www.uschamber.com/assets/archived/images/uscc_business_case_for_cj-second_chance_hiring_report_aug2021.pdf

12 https://www.uschamber.com/assets/archived/images/uscc_business_case_for_cj-second_chance_hiring_report_aug2021.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The Proponent urges shareholders to vote YES on Shareholder Proposal 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Because the issues of criminal justice reform and racial equity are tied together, the Proponent believes that Microsoft’s commitment to the Pledge is not simply an issue of hiring practices, but also relates to its commitments on racial equity. Microsoft has stated that it has “made a five-year commitment to address racial injustice and inequity” through various initiatives focused on communities, employees, and the company’s “ecosystem” of suppliers and partners in an effort “to foster societal change and create new opportunity.”13

At the same time, critics of the Company allege that it “helps police surveil and patrol communities through its own offerings and a network of partnerships — while its PR efforts obscure this.”14 In the Proponent’s opinion, failing to address the Company’s own stated commitment on an issue that relates to so many key initiatives at the Company is a clear risk to brand name and therefore shareholder value.

The Proponent asserts than in order to address the issue of second chance employment and to fulfill the Company’s public commitment on the issue, the Company needs to actively recruit from this candidate pool and then begin tracking aggregate data on race and ethnicity of applicants with criminal records. Microsoft has disclosed to the Proponent during its engagement that the Company does not track statistics that could indicate whether or not it disproportionately hires non-diverse applicants with criminal records. Because the Company is not tracking these data, it is clear to the Proponent that the Company has not taken measurable steps forward on recruiting from the second chance hire population. The Proponent also believes that it is impossible for the Company to have implemented this shareholder proposal and its commitment to the Pledge if it cannot demonstrate innovative change in its practices since signing the Pledge.

Conclusion:

Microsoft has company initiatives that directly relate to the issues of both racial equity and criminal justice reform, yet the Company, in the Proponent’s view, has not addressed its own public commitment to second chance employment – a practice that is demonstrated to reduce recidivism and increase employee retention, and a practice that could increase racial equity within the Company.

We urge you to vote “FOR” Shareholder Proposal 4. Please direct proposal-specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: October 29, 2021

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

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13 https://www.microsoft.com/en-us/racial-equity-initiative?activetab=pivot1%3aprimaryr2

14 https://theintercept.com/2020/07/14/microsoft-police-state-mass-surveillance-facial-recognition/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The Proponent urges shareholders to vote YES on Shareholder Proposal 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal 4 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The Proponent urges shareholders to vote YES on Shareholder Proposal 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM